UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

May 8, 2024

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Integrated Gas and Upstream Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of shares
Currency	EUR
Price	€33.870468
Volume	47,281
Total	€1,601,429.60
Aggregated information:
Price Volume Total	€33.870468 47,281 €1,601,429.60
For full breakdown see table at the end of this notification.
Date of transaction	May 6, 2024
Place of transaction	Citi Match, Off Exchange

Julie Keefe
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Full breakdown of transaction

Total Quantity	Price (€)	Total for trade (€)
412	33.86	13950.32
458	33.86	15507.88
75	33.86	2539.5
387	33.86	13103.82
446	33.865	15103.79
345	33.87	11685.15
74	33.87	2506.38
26	33.87	880.62
836	33.875	28319.5
436	33.875	14769.5
929	33.875	31469.875
669	33.88	22665.72
138	33.88	4675.44
52	33.88	1761.76
517	33.87	17510.79
418	33.87	14157.66
70	33.875	2371.25
49	33.875	1659.875
359	33.875	12161.125
252	33.875	8536.5
614	33.88	20802.32
604	33.88	20463.52
507	33.88	17177.16
838	33.885	28395.63
341	33.885	11554.785
204	33.885	6912.54
160	33.885	5421.6
66	33.885	2236.41
82	33.89	2778.98
54	33.89	1830.06
159	33.89	5388.51
68	33.89	2304.52
439	33.885	14875.515
13	33.885	440.505
596	33.885	20195.46
329	33.885	11148.165
83	33.885	2812.455
145	33.885	4913.325
483	33.885	16366.455
73	33.885	2473.605
379	33.885	12842.415
587	33.885	19890.495
226	33.885	7658.01
113	33.885	3829.005
44	33.885	1490.94
412	33.875	13956.5
590	33.88	19989.2
434	33.88	14703.92
642	33.88	21750.96
421	33.875	14261.375
558	33.88	18905.04
39	33.88	1321.32
107	33.88	3625.16
420	33.875	14227.5
414	33.875	14024.25
420	33.875	14227.5
75	33.88	2541
48	33.88	1626.24
293	33.88	9926.84
345	33.88	11688.6
683	33.885	23143.455
1006	33.8775	34080.765
508	33.875	17208.5
415	33.875	14058.125
672	33.88	22767.36
578	33.88	19582.64
68	33.88	2303.84
89	33.88	3015.32
167	33.875	5657.125
345	33.875	11686.875
33	33.875	1117.875
31	33.875	1050.125
156	33.875	5284.5
67	33.875	2269.625
127	33.875	4302.125
668	33.875	22628.5
633	33.88	21446.04
395	33.88	13382.6
121	33.88	4099.48
606	33.88	20531.28
6	33.88	203.28
190	33.88	6437.2
345	33.88	11688.6
124	33.88	4201.12
345	33.88	11688.6
286	33.88	9689.68
67	33.88	2269.96
56	33.88	1897.28
67	33.88	2269.96
231	33.88	7826.28
345	33.88	11688.6
45	33.88	1524.6
97	33.875	3285.875
505	33.875	17106.875
1500	33.8725	50808.75
958	33.875	32452.25
1055	33.8725	35735.4875
428	33.865	14494.22
239	33.875	8096.125
410	33.875	13888.75
583	33.875	19749.125
209	33.875	7079.875
124	33.875	4200.5
88	33.875	2981
50	33.875	1693.75
456	33.875	15447
57	33.875	1930.875
714	33.88	24190.32
534	33.88	18091.92
576	33.865	19506.24
109	33.865	3691.285
587	33.865	19878.755
112	33.865	3792.88
591	33.855	20008.305
226	33.86	7652.36
345	33.86	11681.7
67	33.86	2268.62
44	33.86	1489.84
814	33.865	27566.11
734	33.87	24860.58
130	33.87	4403.1
345	33.87	11685.15
159	33.87	5385.33
124	33.845	4196.78
57	33.845	1929.165
138	33.845	4670.61
46	33.845	1556.87
34	33.845	1150.73
430	33.845	14553.35
412	33.845	13944.14
592	33.85	20039.2
67	33.845	2267.615
345	33.845	11676.525
345	33.825	11669.625
67	33.825	2266.275
67	33.825	2266.275
345	33.825	11669.625
345	33.82	11667.9
289	33.82	9773.98
123	33.82	4159.86
67	33.82	2265.94
345	33.82	11667.9
67	33.815	2265.605
67	33.815	2265.605
345	33.815	11666.175
67	33.815	2265.605
345	33.815	11666.175
74	33.82	2502.68
383	33.82	12953.06
1	33.83	33.83

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 8, 2024	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary